FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        November, 2002

Commission File Number:     0-24018

ZI CORPORATION
(Translation of registrant’s name into English)

2100 840 7th Ave. SW Calgary, Alberta Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZI CORPORATION (Registrant)

By: /s/ James Duffus Associate General Counsel

Dated:   December 3, 2002

Financial Highlights

Three months ended September 30
(thousands of CDN$ except per share amounts)	2002	2001

Revenue	$ 3,467	$ 1,453

Gross margin	2,965	1,370

Net loss from continuing operations	(15,663)	(1,153)

Per share - basic and diluted	(0.41)	(0.03)

Net loss	(20,763)	(2,959)

Per share - basic and diluted	$ (0.54)	$ (0.08)

Outstanding shares, weighted average	37,917,098	37,256,584

Outstanding shares, end of period	37,919,250	37,503,350

All dollar amounts are in Canadian dollars and in accordance with generally accepted accounting principles in Canada. This information should be read in conjunction with the Company’s financial statements and notes.

Report to Shareholders

The first nine months of this year and specifically the third quarter have been periods of operational progress and opportunity in our core business coupled with a number of challenges on the legal front. We welcome this opportunity to report to you on our financial and operational results for the third quarter ended September 30, 2002, and to share with you Zi Corporation’s prospects going forward. Additionally, we will provide you with a summary of the status of the patent litigation between Tegic Communications Inc., a unit of AOL Time Warner, and Zi Corporation.

In the quarter, we made solid progress in our core Zi Technology business as we continue to reap the benefits of our strategic focus on eZiText® and other market leading products of Zi Technology. We earned royalties from 22 of our 70 eZiText licensees compared to receiving royalties from 12 licensees in the third quarter of 2001. In addition, 35 handset models embedded with eZiText were released into the market in the quarter, bringing the total as of September 30, 2002 to 145 as compared to 54 a year earlier. The bulk of the remainder of our current licensees have product at various stages of integration and rollout and we can expect an increasing number of them to begin paying royalties over the next three to four quarters. Our engineering teams have been very active finalizing implementations for these customers, which should directly translate to revenue growth well into the future.

Zi’s revenue for the quarter increased 133% to $3.5 million from revenue of $1.5 million in the same quarter of 2001. Revenue from Zi Technology and its text input application was $2.5 million compared to $1.5 million for the same period a year ago. The focus on Zi Technology has lead to an increase in revenue and a 56% decrease in its segment operating loss over the year earlier period. We believe this is a critical measure of the acceptance of our technology and we continue to work hard to mine our existing customer base and leverage our core technology into new opportunities. Revenue from e-Learning was $1.0 million for the quarter.

We reported a net loss for the third quarter of this year of $20.8 million, or a $0.54 loss per share, compared to a net loss of $3.0 million, or a $0.08 loss per share for the 2001 third quarter.

We would like to review with you just why we reported a net loss of $20.8 million in the third quarter by giving you a summary of the one-time charges included in the net loss. We took an accounting charge of $5.1 million related to our Zi Services operation that was until October 31, 2002 subject to a letter of intent for divestiture. As a result of market factors, the Company intends to sharply reduce the scale of, or close the Zi Services business and divest itself of this business segment in the immediate term. We also booked an accounting charge of $4.4 million associated with our Oztime investment, and we recorded $7.1 million for defense costs associated with the Tegic litigation. More than $16 million of the net loss reported for this year’s third quarter was due to these accounting charges and reserves.

On November 7, 2002, Zi completed the sale of Magic Lantern, an important step in our program to monetize our non-core investments. The transaction we completed allows Zi to retain a meaningful equity position and strategic role in Magic Lantern while relinquishing operational and financial responsibility, enabling us to increase our focus on Zi Technology.

Overall, from a technology point of view, we are pleased with the indications we are receiving from our customers and the market. We continue to grow our eZiText installed base around the world and our product roadmap is attracting strong market attention with early beta test results for our new technologies showing very good promise. These are important predictors of future growth, and we are pleased with the results.

Of particular note, two important advances are worthy of discussing. First, our entry into the United States was secured with the launch by Kyocera of its newest platform, which incorporates eZiText version 4.5. In addition, the first phones to be introduced to the market with our new eZiTap™ technology will hit the market within the next two to three months, thereby solidifying market acceptance of this important product.

At a hearing held on November 8, 2002, the presiding trial judge upheld a jury verdict in favor of Tegic Communications Inc., a unit of AOL Time Warner, which awarded Tegic US$9 million damages in a patent infringement lawsuit. We are obviously disappointed with this outcome and intend to vigorously pursue all available avenues.

In summary, while the quarter was certainly challenging, we are very encouraged by the fact that we can report to you higher revenue, reduced losses from Zi Technolgy business unit and completion of steps towards monetization of our investments – all in a difficult environment. We believe Zi’s operational outlook is promising as we look ahead to the balance of this year and into next year and we are committed to growing the business profitably and enhancing the Company’s value to all of our stakeholders. We would like to thank you for your past and continued support and look forward to reporting to you again in the future.

Michael E. Lobsinger
Chairman and Chief Executive Officer
November 15, 2002

Zi Corporation
Management’s Discussion & Analysis of Financial Condition & Results of
Operations
September 30, 2002

This management’s discussion & analysis of financial condition and results of operations (“MD&A”) should be read in conjunction with the MD&A included in the Zi Corporation 2001 annual report. All figures are expressed in Canadian dollars.

Zi Corporation develops intelligent interface solutions to enhance the usability of mobile and consumer electronic devices. The Company’s technology products make electronic devices including mobile phones, hand-held computers and television set-top boxes easier to use in almost any language. With a focus on developing and marketing innovative technologies that meet current and future market demands, Zi helps manufacturers of electronic devices enhance the user experience.

The Company’s core technology product, eZiText®, and the Company’s new input mode, eZiTap™, are predictive text input solutions that predict words and automatically learn new user created personal language for use in messaging and other applications in over 35 alphabetic and ideographic languages and regional linguistic databases. eZiTap has the capability to now address text input for an additional 70 languages through dynamic creation and storage of personal language by the user. By offering word candidates as text is being entered, eZiText and eZiTap significantly increase the ease, speed and accuracy of text input on electronic devices for applications such as short messaging, e-mail, e-commerce and Web browsing.

Zi’s eZiText and eZiTap customers include original equipment manufacturers (OEMs) and original design manufacturers (ODMs).

Zi’s new eZiNet™ network-based platform enables the integration of the device with the telecom carrier network. eZiNet will enable handset manufacturers and network operators to provide users with access to media-rich content and information stored on a network, despite the memory restrictions of the device.

In addition to its core business, Zi holds two investments:

Zi Services, the telecom engineering division of Zi Corporation, provides specialized product development and customized solutions in Bluetooth™, VoIP and man-machine interface design.

Zi’s e-Learning investment includes Oztime and the Magic Lantern group of companies. Together, these companies provide e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

Discontinued operations

On June 30, 2002, the Board of Directors of the Company approved the adoption of a plan to dispose of its Zi Services business segment. Accordingly, the results from operations of this business segment, including the estimated costs to the date of disposition, have been accounted for on a discontinued basis.

On July 1, 2002 the Company announced that it had signed a letter of intent to sell its Zi Services business segment for terms to be negotiated. On October 31, 2002 the letter of intent expired. Management intends to sharply reduce the scale of the Zi Services business and funding related thereto and will divest of this business segment. The Company will not realize an amount equal to identifiable assets associated with this business segment and has, accordingly, recognized a charge of $4.4 million in the quarter ended September 30, 2002.

Three months ended September 30, 2002 compared to September 30, 2001

Revenue

Total revenue for the three-months ended September 30, 2002 was $3.5 million, an increase of 133% or $2.0 million over third quarter revenue a year earlier. Revenue from Zi Technology and its text input applications was $2.5 million compared to $1.5 million for the same period a year ago. Revenue from e-Learning was $1.0 million for the quarter.

In this quarter, we earned royalties from 22 eZiText licensees compared to 12 in the same period a year earlier. In the three months ended September 30, 2002, 35 new handset models embedded with eZiText were released into the market, bringing the total at September 30, 2002 to 145 compared to 54 a year earlier. The increase in the number of new handset models in the market relative to the increase in revenue reflects an industry practice of initially shipping limited quantities until a new model has gained market acceptance.

Other product revenues of $1.0 million include revenue from Oztime and Magic Lantern. Substantially all of this revenue relates to Magic Lantern, acquired during the first quarter of 2002. Gross margin on revenue was $3.0 million for the third quarter of 2002, an increase of 114% over last year’s level of $1.4 million. Gross margin this quarter is 86% of revenue compared to 93% in the third quarter of the prior year. The decrease in gross margin as a percentage of revenue is attributable to Magic Lantern, which has a lower margin as a percentage of revenue than text input software.

Operating Costs and Expenses

Selling, general & administrative expense (“SG&A”) in the three months ended September 30, 2002 was $5.2 million compared to $2.8 million in the three-months ended September 30, 2001. Magic Lantern accounts for $1.5 million of the total increase of $2.4 million. The remaining $1.0 million is due to increased foreign withholding tax and sales commissions on a higher level of revenue and an allowance for uncollectible customer accounts. Costs associated with litigation, as discussed in note 10 “Contingent Liability” in the Company’s September 30, 2002 interim consolidated financial statements, were $7.1 million compared to $0.6 million a year earlier. Product research and development expense increased by $1.1 million year over year reflecting a change in the nature of expenditures associated with software development.

The impairment of goodwill is a charge of $2.0 million related to the Company’s investment in e-Learning. Depreciation and amortization increased by $2.8 million in the third quarter of 2002 compared to the same period a year earlier. The increase in depreciation and amortization is a charge of $2.4 million with respect to deferred software development costs related to the Company’s investment in e-Learning. The Company believes its investment in e-Learning in China represents a significant business opportunity that has shown progress over the course of 2002. The Company is actively seeking a strategic partner to assist with funding and facilitate future growth and development of this business segment.

The Canadian dollar continued to fluctuate significantly relative to the US dollar between June 30 and September 30 in both 2002 and 2001. In 2002, we exchanged the majority our US dollar deposits into Canadian dollar deposits. As a result, changes in the Canadian dollar relative to the US dollar have affected results less in 2002 than in 2001.

Net loss from discontinued operations increased to $5.1 million in 2002 compared to $1.8 million in 2001. Substantially all of the increase is related to the write off of costs associated with Zi Services.

Net loss was $20.8 million for the three-month period in 2002 compared to $3.0 million a year earlier. The net loss from continuing operations, excluding the effects of foreign exchange, includes: a $0.3 million operating loss from the Zi Technology business segment; $6.9 million loss from the e-Learning segment; $7.1 million loss related to litigation; and $1.5 million loss for other corporate costs including public company operating costs. Compared to the same period a year earlier, the Zi Technology segment operating loss decreased by 56%, a critical measure of the acceptance of the Company’s technology offering.

Liquidity and capital resources

At September 30, 2002, the Company held $9.0 million in cash and cash equivalents. Cash flow applied to operations was $4.3 million in 2002 and $1.4 million in 2001. The increase of $2.9 million in cash applied to operations represents, principally, increased SG&A of $2.4 million, increased litigation expense of $6.5 million and increased product research and development expense of $1.1 million, partially offset by an improvement in working capital of $5.7 million. Investing activities in 2002 utilized cash of $0.5 million compared to $6.4 million a year earlier. In 2001, $4.7 million related to investment in short term investments. The remainder of the decrease from 2001 is primarily attributable to a decrease in deferral of costs of $1.1 million and a decrease in capital expenditures.

Nine months ended September 30, 2002 compared to September 30, 2001

Revenue

Revenue increased by $4.8 million to $8.8 million in the nine-month comparative periods. Revenue from Zi Technology increased by $2.5 million to $6.4 million, an increase of 64%. Revenue from e-Learning increased to $2.4 million, principally due to the acquisition of Magic Lantern in the first quarter of 2002.

In the quarter, we earned royalties from 22 eZiText licensees compared to 12 in the third quarter of 2001. In the nine-month period, 83 new models embedded with eZiText were released into the market, bringing the total to over 145 at September 30, 2002 compared to 54 a year earlier.

Operating Costs and Expenses

For the nine-months ended September 30, 2002, SG&A was $12.9 million compared to $9.6 million in 2001. The year over year increase reflects the acquisition of Magic Lantern part way through the 2002 year, offset by a 10% reduction in Zi Technology related SG&A, on a comparable basis Litigation related costs, as discussed in note 10 “Contingent Liability” to the Company’s September 30, 2002 interim consolidated financial statements, in the nine-months ended September 30, 2002 increased by $6.2 million compared to the same period a year earlier due to legal costs related to the patent infringement lawsuit by Tegic Communications Inc. Product research and development expense for the nine-months ended September 30, 2002 increased to $3.5 million from $1.3 million reflecting a change in the nature of expenditures associated with software development.

The impairment of goodwill is a charge of $2.0 million related to the Company’s investment in e-Learning (see discussion for the three-months ended September 30, 2002). For the nine-month period, depreciation and amortization increased to $5.5 million from $1.9 million. The increase in depreciation and amortization is a charge of $2.4 million with respect to deferred software development costs related to the Company’s investment in e-Learning (see discussion for the three months ended September 30,

2002); and $1.2 million of amortization on deferred software development costs capitalized in prior periods.

Net loss from continuing operations increased to $24.4 million in 2002 from $8.8 million in 2001. The $15.6 million increase in net loss from continuing operations is comprised of increased SG&A of $3.3 million, increased litigation related cost of $6.2 million, increased product research and development expense of $2.2 million, increased depreciation and amortization and impairment of goodwill of $5.6 million, lower foreign exchange gain and lower investment income on funds, offset, in part, by higher revenue from operations.

Net loss from discontinued operations increased to $9.1 million from $4.4 million in 2001. Substantially all of the increase is from the write off of costs in Zi Services. The net loss was $33.5 million for the nine-month period in 2002 compared to $13.2 million a year earlier.

Liquidity and capital resources

At September 30, 2002, the Company held $9.0 million in cash. Funds applied to operations were $11.4 million in 2002 and $6.7 million in 2001. The increase of $4.7 million in cash applied to operations represents, principally, increased SG&A of $3.3 million, increased litigation expense of $6.2 million and increased product research and development expense of $2.2 million, partially offset by an improvement in working capital of $5.1 million.

In the nine-months ended September 30, 2002, $8.6 million of cash was generated from the redemption of short-term investments. Adjusted for short-term investments, investing activities used cash of $3.8 million for the nine-months ended September 30, 2002 compared to $4.5 million in same period of the previous year. The decrease of $0.7 million was the result of a decrease in costs capitalized for software development of $2.8 million, offset by the acquisition of Magic Lantern, which used $1.9 million in cash. On November 7, 2002, the Company completed the sale of 55% of its interest in the Magic Lantern group of companies (the “Lantern Group”) to JKC Group Inc. (“JKC”), a Security and Exchange Commission registered company incorporated in the state of New York. Under the agreement, Zi received a 45% equity interest in JKC, consisting of 29,750,000 shares, and a three-year promissory note of JKC in the amount of US$3,000,000. The Company will account for the sale at the date of closing as disclosed in note 13 ‘Subsequent Events” in the Company’s September 30, 2002 interim consolidated financial statements. In conjunction with this transaction, Zi obtained registration rights and intends to have its stock registered.

The Company’s year to date financial results reflect cash utilization comprised principally of Zi Services, litigation related costs and the Company’s e-Learning investments. The Zi Technology unit has operated essentially at a break-even level and has maintained investment in future technology initiatives. Steps have been taken to eliminate the cash utilization associated with Zi Services and transition costs stemming from the acquisition of Magic Lantern.

Risks and uncertainties

As of this date, capital resources will be required to address the litigation commenced by Tegic Communications Inc., a unit of AOL Time Warner. A jury verdict in the amount of US$9 million has been upheld by a US district court and Zi intends to file motions for reconsideration of this decision and to set the amount of security required to be posted in order to stay the enforcement of damages awarded pending an appeal of the damages awarded. While a reconsideration and an appeal of this verdict are available to the Company, its ability to stay enforcement of a judgment by posting collateral in support of an appeal bond is limited to cash on hand and the Company’s ability to raise debt or equity financing to fund the appeal and fund operations of the Company. At present, Zi has not arranged financing to post a bond or other security for appeal. The Company has reported a contingent liability as disclosed in note 10 “Contingent Liabilities” to the Company’s September 30, 2002 interim consolidated financial statements, which further discusses the lawsuit filed by Tegic. There can be no assurance that Zi will be successful in its efforts to finance a bond or other security for appeal or that the motions that Zi intends to bring will be decided in Zi’s favor.

As discussed in note 2, “Going Concern Basis Of Presentation” to the Company’s September 30, 2002 interim consolidated financial statements, continued operations are dependent on the Company being able to resolve in a timely manner the pending matters in the patent infringement litigation with Tegic as described above on a basis that is financially manageable by Zi and upon the Company raising additional capital, increasing revenue and achieving profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to favorably resolve the pending matters in the current patent infringement litigation with Tegic, raise additional capital, increase revenue and continue as a going concern.

ZI CORPORATION
CONSOLIDATED BALANCE SHEETS

	Sept. 30, 2002	Dec. 31, 2001	Sept. 30, 2001

	(unaudited)	(unaudited)	(unaudited)
Assets Current assets
Cash and cash equivalents	9,015,740	19,090,964	27,907,035
Short-term investments	--	8,577,503	4,702,029
Accounts receivable	4,484,107	2,752,262	2,164,834
Work-in-progress and inventory	254,048	509,298	--
Prepayments and deposits	1,463,093	909,388	2,488,501

	15,216,988	31,839,415	37,262,399
Capital assets – net (note 6)	4,466,866	3,160,008	3,491,722
Intangible assets – net (note 7)	4,815,592	13,082,923	11,627,952

	24,499,446	48,082,346	52,382,073

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	10,513,267	3,097,692	2,976,889
Deferred revenue	764,912	773,115	162,690
Notes payable (note 8)	799,913	--	--
Current portion of capital lease obligations	184,290	175,996	165,089

	12,262,382	4,046,803	3,304,668

Capital lease obligations	51,925	159,013	171,546

	12,314,307	4,205,816	3,476,214

Contingent liability and going concern (notes 10 and 2)

Shareholders' equity
Share capital (note 9)	96,673,949	94,871,503	94,412,723
Deficit	(84,488,810)	(50,994,973)	(45,506,864)

	12,185,139	43,876,530	48,905,859

	24,499,446	48,082,346	52,382,073

See accompanying notes to consolidated financial statements.

ZI CORPORATION
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	3 months ended September 30,		9 months ended September 30,
(UNAUDITED)	2002	2001	2002	2001

Revenue
License and implementation fees	2,486,342	1,452,685	6,375,147	3,922,880
Other products	980,701	--	2,436,236	104,354

	3,467,043	1,452,685	8,811,383	4,027,234
Cost of sales
License and implementation fees	110,921	82,642	231,630	503,762
Other products	390,805	--	975,268	72,823

	501,726	82,642	1,206,898	576,585

Gross margin	2,965,317	1,370,043	7,604,485	3,450,649

Operating costs and expenses

Selling general and administrative	(5,216,304)	(2,764,472)	(12,879,384)	(9,557,543)
Litigation and legal	(7,131,123)	(637,930)	(8,759,900)	(2,617,714)

Product research and development	(1,107,473)	(9,761)	(3,457,554)	(1,306,334)

Depreciation and amortization	(3,475,598)	(717,983)	(5,526,490)	(1,942,793)
Impairment of goodwill	(1,976,908)	--	(1,976,908)	--

Foreign exchange gain	285,269	1,373,042	460,911	1,873,612

Operating loss before undernoted	(15,656,820)	(1,387,061)	(24,534,840)	(10,100,123)

Interest on long term debt	(72,349)	(8,600)	(110,245)	(24,855)
Other interest expense	--	(6,418)	(6,665)	(7,639)
Interest and other income	65,927	249,621	241,490	1,419,943

Loss from continuing operations before income taxes	(15,663,242)	(1,152,458)	(24,410,260)	(8,712,674)
Income taxes	--	--	--	(87,144)

Loss from continuing operations	(15,663,242)	(1,152,458)	(24,410,260)	(8,799,818)

Discontinued operations (note 12)
Loss from discontinued operations	(4,891,321)	(1,806,269)	(8,875,091)	(4,394,363)
Accrued disposition costs	(208,486)	--	(208,486)	--

Net loss	(20,763,049)	(2,958,727)	(33,493,837)	(13,194,181)

Deficit, beginning of period	(63,725,761)	(42,548,137)	(50,994,973)	(32,312,683)

Deficit, end of period	(84,488,810)	(45,506,864)	(84,488,810)	(45,506,864)

Basic and diluted loss from continuing operations
per share (note 9)	(0.41)	(0.03)	(0.65)	(0.24)
Loss from discontinued operations per share	(0.13)	(0.05)	(0.24)	(0.12)

Basic and diluted net loss per share (note 9)	(0.54)	(0.08)	(0.89)	(0.36)

Weighted average common shares	37,917,098	37,256,584	37,750,436	37,122,792
Common shares, end of period	37,919,250	37,503,350	37,919,250	37,503,350

See accompanying notes to consolidated financial statements.

ZI CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	3 months ended September 30,		9 months ended September 30,
(UNAUDITED)	2002	2001	2002	2001

Operating activities:
Net loss from continuing operations	(15,663,242)	(1,152,458)	(24,410,260)	(8,799,818)
Items not affecting cash:

Loss (gain) on dispositions of capital assets	189,679	--	234,098	(20,983)
Depreciation and amortization	3,475,598	717,983	5,526,490	1,942,793
Impairment of goodwill	1,976,908	--	1,976,908	--

Funds applied to operations	(10,021,057)	(434,475)	(16,672,764)	(6,878,008)
Decrease (increase) in non-cash working capital	5,731,485	(921,461)	5,268,188	196,458

Cash flow applied to operations	(4,289,572)	(1,355,936)	(11,404,576)	(6,681,550)

Financing activities:
Proceeds from issuance of common shares	85,675	2,018,275	1,012,446	2,436,900
Payment of capital lease obligations	(46,575)	(66,253)	(98,794)	(116,556)
Repayment of note payable	(44,728)	--	(75,391)	--

	(5,628)	1,952,022	838,261	2,320,344

Investing activities:
Short-term investments	--	(4,702,029)	8,577,503	(4,702,029)
Purchase of capital assets	(259,698)	(334,326)	(1,045,049)	(575,690)
Proceeds from capital dispositions	65,416	--	87,664	--
Software development costs	(286,037)	(1,352,579)	(909,969)	(3,675,244)
Other deferred costs	--	--	--	(240,547)
Acquisition of subsidiaries net of cash acquired
(note 5)	--	--	(1,884,433)	--

	(480,319)	(6,388,934)	4,825,716	(9,193,510)

Discontinued operations	(905,208)	(1,926,416)	(4,334,625)	(5,430,115)

Net cash outflow	(5,680,727)	(7,719,264)	(10,075,224)	(18,984,831)
Cash and cash equivalents, beginning of period	14,696,467	35,626,299	19,090,964	46,891,866

Cash and cash equivalents, end of the period	9,015,740	27,907,035	9,015,740	27,907,035

Non cash financing activity
Equipment acquired under capital lease	--	45,826	34,200	62,177
Acquisition of subsidiaries	--	--	790,000	--

Components of cash and cash equivalents
Cash	3,339,437	5,172,054	3,339,437	5,172,054
Cash equivalents	5,676,303	22,734,981	5,676,303	22,734,981

Supplemental cash flow information
Cash paid for interest	9,136	14,489	30,164	45,317

See accompanying notes to consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL
STATEMENTS
For the three and nine month periods ended September 30, 2002
(“unaudited”)

1.        NATURE OF OPERATIONS

Zi Corporation is incorporated under the Business Corporations Act of Alberta. Zi Corporation develops software designed to enhance the usability of mobile and consumer electronic devices. Through its Zi Services business unit, Zi provides specialized product development and customized solutions in Bluetooth™, VoIP and man-machine interface design to the telecommunications industry. Through its e-Learning business unit which includes Oztime, English Practice and Magic Lantern, Zi provides e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements

2.        GOING CONCERN BASIS OF PRESENTATION

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. The Company has reported a contingent liability related to a lawsuit filed by Tegic Communications Inc. (“Tegic”) as disclosed in note 10. At a hearing held on November 8, 2002, the presiding trial judge upheld the jury’s verdict awarding damages to Tegic against Zi for US$9 million. Zi intends to file motions for reconsideration of this decision and to set the amount of security required to be posted in order to stay the enforcement of damages awarded pending an appeal of the damages awarded. At present, Zi has not arranged financing to post a bond or other security for appeal. There can be no assurance that Zi will be successful in its effort to finance a bond or other security for appeal or that the motions that Zi intends to bring will be decided in Zi’s favor.

Continued operations are dependent on the Company being able to resolve in a timely manner the pending matters in the patent infringement litigation with Tegic as described above on a basis that is financially manageable by Zi and upon the Company raising additional capital, increasing revenue and achieving profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to favorably resolve the pending matters in the current patent infringement litigation with Tegic, raise additional capital, increase revenue and continue as a going concern.

3.        SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared using the historical cost basis in accordance with accounting principles generally accepted in Canada, applied on a basis consistent with the most recent annual consolidated financial statements, except as noted in note 4. These statements include all adjustments necessary to present fairly the results for the interim periods. Certain information and footnote disclosure normally included in the consolidated financial statements have been condensed or omitted. The Company’s significant accounting policies are described in the most recent annual consolidated financial statements. These interim financial statements should be read in conjunction with those consolidated financial statements.

Short-term investments

Short-term investments include term deposits and other highly liquid investments with original maturities greater than three months.

Intangible assets

The Company records intangible assets, excluding goodwill and other intangible assets with indefinite lives as discussed below in note 4, at cost and provides for amortization over their expected useful lives using the straight-line method. Distribution agreements are amortized over the expected term of the distribution agreements of six years.

4.        CHANGE IN ACCOUNTING POLICIES

Stock-based compensation plans

Effective January 1, 2002, the Company adopted Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants (“CICA”) with respect to the accounting and disclosure of stock-based compensation, which recommends that awards to employees be valued using a fair value method of accounting. These new rules also require that companies account for stock appreciation rights (“SARs”) and similar awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price.

Under CICA 3870, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. These new rules do not apply to pre-existing awards except for those awards that call for settlement in cash or other assets.

Goodwill and Other Intangible Assets

In accordance with the CICA Handbook requirements, the new CICA standards on “Business Combinations” and “Goodwill and Other Intangible Assets”, are to be applied to any acquisition subsequent to June 30, 2001. Under the new accounting standards, goodwill and other intangible assets with indefinite lives are no longer amortized, but are tested for impairment at least annually. In accordance with the transitional provisions of Section 3062, the Company evaluated its goodwill and intangible assets for impairment at January 1, 2002 and determined that no impairment charge was necessary. The following table outlines the impact of the change, as if this change had been applied retroactively effective January 1, 2001.

	3 months ended Sept. 30, 2002	9 months ended Sept. 30, 2002

Net loss, as previously reported	$ (2,958,727)	$ (13,194,181)
Deduct: Goodwill amortization	263,215	757,035

Net loss, restated	$ (2,695,512)	$ (12,437,146)

Basic and diluted net loss per share, as previously
reported	$ (0.08)	$ (0.36)
Deduct: Goodwill amortization	0.01	0.02

Basic and diluted net loss per share,
restated	$ (0.07)	$ (0.34)

5.        ACQUISITIONS

Acquisition – Magic Lantern Communications Ltd (“Magic Lantern”)

Effective March 18, 2002, the Company acquired all the issued and outstanding shares of Magic Lantern. Magic Lantern is a Canadian education content provider with two subsidiaries: Tutorbuddy Inc. which is wholly owned; and Sonoptic Technologies Inc. (“STI”), which is 75% owned by Magic Lantern. The remaining 25% of STI is held by Provincial Holdings Ltd. (“PHL”) and is subject to a redemption agreement.

Magic Lantern was acquired for cash consideration of $1,850,000, and 100,000 common shares of Zi Corporation with a value of $790,000. Of the Zi common shares issued, 35,000 shares have been placed in escrow subject to future performance obligations. In addition, there were acquisition costs amounting to $161,649 to effect the business combination.

Under the terms of the redemption agreement dated March 15, 1995, STI may redeem the 25 shares held by PHL in minimum numbers of five after December 31, 1997 provided

STI has repaid all indebtedness to PHL (note 8), and must be redeemed on or before September 20, 2002. PHL has agreed to extend the terms of this agreement and the repayment of the loan and accrued interest until September 30, 2003. The redemption price is calculated at the higher of $0.04 per share or $0.04 per share plus the pro rata share of the increase in retained earnings of STI from March 1995 to the date of redemption. At the date of acquisition and at September 30, 2002, STI had a deficit.

Net assets acquired:
Bank indebtedness	$ (34,433)
Non-cash working capital	52,765
Notes payable	(875,303)
Capital assets	1,623,718
Software development costs	734,902
Distribution agreements	1,300,000

$ 2,801,649

Software development costs and distribution agreements are being amortized, on a straight-line basis, over their expected useful lives of three and six years respectively.

6. CAPITAL ASSETS

	Cost	Accumulated amortization	Net book value
September 30, 2002
Computer and office equipment	$6,368,088	$2,307,390	$4,060,698
Leasehold improvements	930,602	524,434	406,168

	$7,298,690	$2,831,824	$4,466,866

December 31, 2001
Computer and office equipment	$5,054,400	$2,139,247	$2,915,153
Leasehold improvements	637,635	392,780	244,855

	$5,692,035	$2,532,027	$3,160,008

September 30, 2001
Computer and office equipment	$5,120,679	$1,925,992	$3,194,687
Leasehold improvements	637,635	340,600	297,035

	$5,758,314	$2,266,592	$3,491,722

7.        INTANGIBLE ASSETS

	Cost	Accumulated Amortization	Net book value

September 30, 2002
Patents	$ 835,109	$ 276,280	$ 558,829
Software development costs	17,484,905	14,438,155	3,046,750
Goodwill	4,088,439	4,088,439	--
Human capital	705,517	705,517	--
Acquired software licenses	75,645	48,271	27,374
Deferred start-up costs	306,143	306,143	--
Distribution agreements	1,300,000	117,361	1,182,639

	$24,795,758	$19,980,166	$ 4,815,592

December 31, 2001
Patents	$ 850,390	$ 217,980	$ 632,410
Software development costs	15,100,766	5,975,729	9,125,037
Goodwill	4,088,439	1,358,391	2,730,048
Human capital	705,517	339,040	366,477
Acquired software licenses	75,645	29,360	46,285
Deferred start-up costs	306,143	123,477	182,666

	$21,126,900	$ 8,043,977	$13,082,923

September 30, 2001
Patents	$ 850,390	$ 193,204	$ 657,186
Software development costs	12,411,185	5,136,934	7,274,251
Goodwill	4,088,439	1,106,490	2,981,949
Human capital	705,517	264,569	440,948
Acquired software licenses	75,645	--	75,645
Deferred start-up costs	306,143	108,170	197,973

	$18,437,319	$ 6,809,367	$11,627,952

In accordance with Section 3062 of the CICA Handbook, “Goodwill and Other Intangible Asset”, the Company tested for impairment of goodwill at September 30, 2002 as a result of the disposition of a significant portion of the e-Learning business segment through the sale of Magic Lantern to JKC Group Inc. as disclosed in note 13. As a result of that test, the Company recorded an impairment charge of $1,976,908 as at September 30, 2002.

The Company reviewed the carrying value of its other intangible assets and determined that the deferred software development and start-up costs related to the Company’s China based e-Learning business at September 30, 2002 may not be recoverable in light of limitations for funding development and growth. As a result, the Company recorded a charge of $2,424,694, included in depreciation and amortization.

8.        NOTES PAYABLE

The Company has promissory notes payable of the following:

Provincial Holdings Ltd. ("PHL")	$750,000
Atlantic Canada Opportunities Agency ("ACOA")	49,913

Total	$799,913

The PHL loan to STI is subject to an agreement dated March 15, 1995, which provides for, among other things, repayment in full of principal plus accrued interest at the earlier of redemption of shares (note 5) or September 30, 2002. The repayment of this loan and its accrued interest has been extended by PHL to September 30, 2003. This loan is collateralized by a demand promissory note and bears interest at 6% per annum, compounded annually.

STI has three unsecured non-interest bearing loans from ACOA repayable in monthly installments of $2,260. The loans will be repaid in full on February 1, 2004, March 1, 2004 and April 1, 2007.

9.        SHARE CAPITAL

During the nine-month period ended September 30, 2002, 274,600 stock options were exercised for proceeds of $1,012,445 and 100,000 shares were issued with respect to the Magic Lantern acquisition (note 5). For the three-month period ended September 30, 2002, 25,900 stock options were exercised for proceeds of $85,675.

During the three-months ended September 30, 2002, 21,000 stock options were granted by the Company. As at September 30, 2002, the Company had a total of 5,274,700 outstanding options, which expire over a period of one to five years.

Diluted loss per share was anti-dilutive.

Effective January 1, 2002, Canadian Generally Accepted Accounting Principles requires disclosure of the impact on net income using the fair value method for stock options issued on or after January 1, 2002. The Company uses the intrinsic value method. Under the fair value method, the pro forma effect on the Company’s net loss and net loss per share is as follows:

Compensation Costs	3 months ended September 30, 2002	9 months ended September 30, 2002

Net loss:	$ (20,763,049)	$ (33,493,837)
Add: Stock option expense	(95,541)	(545,598)

Net loss, pro forma	$ (20,858,590)	$ (34,039,435)

Basic net loss per share	$ (0.54)	$ (0.89)
Add: Stock option expense	(0.00)	(0.01)

Basic net loss per share, pro forma	$ (0.54)	$ (0.90)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants using a risk free interest rate of 3.66%, expected lives of 3 years and expected volatility of 43%. The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

10.        CONTINGENT LIABILITIES

A patent infringement lawsuit was commenced on March 21, 2000, in the U.S District Court for the Northern District of California by Tegic Communications Inc., a division of AOL/Time Warner (“Tegic”), against Zi Corporation and Zi Corporation of America, Inc. On September 4, 2002, the jury in this lawsuit awarded Tegic US$9 million finding that Zi had infringed certain US patents held by Tegic. At a hearing held on November 8, 2002, the presiding trial judge in this lawsuit upheld the jury’s verdict and denied Zi’s motions to grant judgment as a matter of law in favor of Zi, invalidate Tegic’s US patents and set aside the damages award. Zi intends to file motions for a reconsideration of these decisions and to approve the amount of any security or bond required to be posted as security for the damages award in order to stay enforcement of the damages award pending any appeals by Zi. The judge has also not yet decided motions by Tegic to triple the damages award and to settle the terms of an injunction against Zi, which motions are expected to be heard on November 22, 2002.

The decisions in this lawsuit apply only to the United States and apply only to earlier versions of Zi’s eZiText® software product, which have never been sold in the United States. Sales of such earlier versions of Zi’s eZiText software product in countries other than the United States are not affected. The court rulings at the November 8, 2002 hearing leave in effect the court’s February 21, 2002 summary judgment in favor of Zi that Zi’s current eZiText product line does not infringe Tegic’s US patents. Zi’s current eZiText software product is sold globally and sales of Zi’s current eZiText software in the United States and in other countries are not affected by the court’s recent decisions.

Since post trial motions by the parties have not all been decided, and the outcomes of possible appeals by the parties from the rulings on the pending motions are unknown, it is not possible to reasonably estimate the likelihood of any loss to Zi until a final determination of any appeals is made. However, if the court’s rulings on November 8, 2002 are not reconsidered on Zi’s pending motion, and if the amount of the security for the damages award is not approved in an amount which can be posted by Zi, then judgment in the sum of US$9 million together with applicable interest and costs will, when entered by the court, become enforceable against Zi. In this event, unless Zi has available sufficient financial resources to post an appeal bond or other security in the amount set by the court, although Zi can still undertake appeals of the court’s decisions, Zi will need to pursue other legal remedies to stay the enforcement of any judgment in favor of Tegic in this lawsuit (see note 2).

The Company has made a provision in respect of this matter for anticipated legal and or settlement costs. The amount accrued is based on management’s current best estimate of the amount expected to be incurred to resolve this matter. It is possible that the actual cost to resolve this matter may exceed the amount accrued.

11.        SEGMENTED INFORMATION

The Company’s primary operations are located in North America. The Company operates three reportable geographic segments through three reportable business units. Comparative figures have been reclassified to reflect discontinued operations (note 12) and reclassify certain assets amongst business segments as at September 30, 2002.

	Revenue

	License and implementation fees	Other product revenue	Total	Operating profit (loss)

3 months ended September 30, 2002
Canada	$ 760,600	$ 902,546	$1,663,146	$(9,839,095)
China	802,227	78,155	880,382	(5,261,336)
Other	923,515	--	923,515	(556,389)

Total	$2,486,342	$ 980,701	$3,467,043	$(15,656,820)

3 months ended September 30, 2001
Canada	$ 654,267	$ 15,490	$ 669,757	$ 262,640
China	447,292	(40,212)	407,080	(604,208)
Other	375,848	--	375,848	(1,045,493)

Total	$1,477,407	$ (24,722)	$1,452,685	$(1,387,061)

9 months ended September 30, 2002
Canada	$2,514,834	$ 2,113,222	$4,628,056	$(14,792,304)
China	1,651,738	323,014	1,974,752	(8,366,342)
Other	2,208,575	--	2,208,575	(1,376,194)

Total	$6,375,147	$ 2,436,236	$8,811,383	$(24,534,840)

9 months ended September 30, 2001
Canada	$1,814,422	$ 26,817	$1,841,239	$(5,730,953)
China	1,385,545	3,089	1,388,634	(1,497,555)
Other	722,913	74,448	797,361	(2,871,615)

Total	$3,922,880	$ 104,354	$4,027,234	$(10,100,123)

Indentifiable assets	September 30, 2002	December 31, 2001	September 30, 2001

Canada	$15,666,416	$30,650,257	$38,334,917
China	5,705,801	16,003,508	12,500,770
Other	3,127,229	1,428,581	1,546,386

Total	$24,499,446	$48,082,346	$52,382,073

Other includes unallocated segment expenses such as legal fees, public company expenses, and head office costs.

	Revenue

	License and implementation fees	Other product revenue	Total	Operating loss

3 months ended September 30, 2002

Zi Technology	$2,486,342	$ --	$ 2,486,342	$ (305,324)
e-Learning	--	980,701	980,701	(6,866,207)
Other	--	--	--	(8,485,289)

Total	$2,486,342	$ 980,701	$ 3,467,043	$(15,656,820)

3 months ended September 30, 2001

Zi Technology	$1,477,407	$ --	$ 1,477,407	$ (701,022)
e-Learning	--	(24,722)	(24,722)	(213,494)
Other	--	--	--	(472,545)

Total	$1,477,407	$ (24,722)	$ 1,452,685	$(1,387,061)

9 months ended September 30, 2002

Zi Technology	$6,375,147	$ --	$ 6,375,147	$(1,712,205)
e-Learning	--	2,431,227	2,431,227	(9,681,852)
Other	--	5,009	5,009	(13,140,783)

Total	$6,375,147	$ 2,436,236	$ 8,811,383	$(24,534,840)

9 months ended September 30, 2001

Zi Technology	$3,922,880	$ --	$ 3,922,880	$(5,483,598)
e-Learning	--	104,354	104,354	(225,377)
Other	--	--	--	(4,391,148)

Total	$3,922,880	$ 104,354	$ 4,027,234	$(10,100,123)

Indentifiable assets	September 30, 2002	December 31, 2001	September 30, 2001

Zi Technology	$ 6,110,119	$ 7,646,271	$ 8,240,173
e-Learning	4,170,619	8,212,813	6,084,899
Zi Services (note 12)	4,118,861	7,373,128	4,251,358
Other	10,099,847	24,850,134	33,805,643

Total	$24,499,446	$48,082,346	$52,382,073

12.        DISCONTINUED OPERATIONS

On June 30, 2002, the Board of Directors of the Company approved the adoption of a plan to dispose of its Zi Services business unit, the telecom engineering division of the Company, which provided specialized product development and customized solutions in BluetoothTM, VoIP and man-machine interface design. Accordingly, the results from operations of these businesses, including the estimated cost of shutdown for these activities, were accounted for on a discontinued basis as at June 30, 2002. On July 1, 2002, the Company announced that it had signed a letter of intent to sell Zi Services for terms to be negotiated. On October 31, 2002 the letter of intent expired. Management has decided to sharply reduce the scale of Zi Services business and funding related thereto. In addition, management determined that the carrying value of Zi Services, consisting of deferred software development costs of $3,289,922, goodwill of $753,140, capital assets of $54,734 and current assets of $335,727 were no longer recoverable. As a result the Company recognized a charge of $4,433,523 in the quarter ended September 30, 2002. Management intends to continue to use its best efforts to sell the Zi Services business unit.

	3 months ended September 30,		9 months ended September 30,
	2002	2001	2002	2001

Revenue	$ 5,322	$ 114,666	$ 167,446	$ 423,235
Operating profit (loss)	$(5,099,807)	$(1,806,269)	$(9,083,577)	$(4,394,363)

	September 30 2002	December 31 2001	September 30 2001

Current assets	$ 419,698	$ 2,583,075	$ 2,106,190
Current liabilities	(20,488)	(902,135)	(711,720)

Net working capital	$ 399,210	$ 1,680,940	$ 1,394,470
Capital assets	$ 427,246	$ 1,183,720	$ 1,395,426
Intangible assets	$ --	$ 3,306,884	$ 3,249,696

13.        SUBSEQUENT EVENTS

Sale of Magic Lantern Group

On November 7, 2002, the Company completed the sale of 55% of its interest in the Magic Lantern group of companies (the “Lantern Group”) to JKC Group Inc. (“JKC”), a

Security and Exchange Commission registered company incorporated in the state of New York. The Lantern Group operations will comprise the most significant portion of JKC’s operations subsequent to the sale.

Under the agreement, Zi received a 45% equity interest in JKC, consisting of 29,750,000 shares, and a three-year promissory note of JKC in the amount of US$3,000,000. In conjunction with this transaction, Zi obtained registration rights and intends to have its stock registered for trading. Both the stock and cash consideration are subject to adjustment based on the Lantern Group’s performance for the first year after the sale. Zi may receive additional consideration of up to US$2,930,000, payable in cash and stock, if the Lantern Group’s consolidated revenues for that period exceed US$12,222,500. The purchase price will also be subject to reduction if Lantern Group revenues for that period are less than US$5,000,000. In that event, the shortfall, up to US$1,000,000, will be offset against the principal amount of the JKC promissory note. The Company will account for the sale at the date of closing by recognizing its interest in the net assets of JKC acquired and 55% of the promissory note received, excluding the note’s contingent portion of US$1,000,000. Accordingly, the Company’s $2,801,649 book value for Magic Lantern at September 30, 2002, consisting of patents, distribution agreements, capital and current assets, upon closing of the transaction will result in a note receivable and an investment in shares, in the amount of $1,600,000 and $1,201,649 respectively, with no gain recognized. A nominal value has been ascribed to the JKC stock consideration received. Any gain associated with the value of the JKC stock consideration received will not be recognized until a future sale of part or all the Company’s interest to an unrelated third party.

Sale of Zi Services

On July 1, 2002 the Company announced that it had signed a letter of intent to sell its Zi Services business segment for terms that were to be negotiated, as discussed in note 12. On October 31, 2002 this letter of intent expired. Management has decided to sharply reduce the scale of Zi Services business and funding related thereto. Management intends to continue to use its best efforts to sell the Zi Services business segment but recognizes it may not realized the entire net capitalized value of this business segment and has accordingly recognized a charge of $4,433,523 in the quarter ended September 30, 2002.

14.        COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.